Exhibit 99.2
Management’s report on internal control over financial reporting
Management, under the oversight of the Chief Executive and the Finance and Transformation Director, is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. The Group’s internal control over financial reporting consists of processes which are designed to: provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Group’s financial statements for external reporting purposes in accordance with IFRS as issued by the IASB and UK-adopted international accounting standards; provide reasonable assurance that receipts and expenditure are made only in accordance with the authorisation of management; and provide reasonable assurance regarding the prevention or timely detection of any unauthorised acquisition, use or disposal of assets that could have a material effect on the consolidated financial statements.
As required by Section 404 of the Sarbanes-Oxley Act of 2002, management has assessed the effectiveness of the internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the US Securities Exchange Act of 1934) based on the updated Internal Control- Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) (2013). Based on that assessment, management has determined that the Group’s internal control over financial reporting was effective as at 31 December 2022.
Any internal control framework, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of controls and procedures and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.
KPMG LLP, an independent registered public accounting firm, who also audit the Group’s consolidated financial statements, has audited the effectiveness of the Group’s internal control over financial reporting as at 31 December 2022.
Changes in internal control over financial reporting
During the period covered by this report, there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of internal control over financial reporting.